Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) of Mueller Water Products, Inc. for the registration of up to $300 million of any combination of debt securities, subsidiary guarantees of debt securities, preferred stock, Series A common stock, warrants, depositary shares and units and to the incorporation by reference therein of our report dated November 25, 2008, with respect to the consolidated financial statements of Mueller Water Products, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Mueller Water Products, Inc. at September 30, 2008, included in its Annual Report (Form 10-K) for the year ended September 30, 2008, each filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Atlanta, Georgia
June 8, 2009